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November 6, 1998



Mr. Joseph Ettore
President and
Chief Executive Officer
Ames Department Stores, Inc.
2418 Main Street
Rocky Hill, CT   06067-2598

Dear Joe:

You have requested that we provide a senior credit facility to Zayre Central Corp. and Ames FS, Inc. (and subsidiaries) (collectively, the "Borrower"). The facility would be used to refinance secured debt outstanding under Borrower's and Hills Stores Company's ("Hills") existing credit facilities (collectively, the "Existing Debt"), finance the purchase by the Borrower of the outstanding common stock of Hills including preferred stock converted to common (pursuant to which Hills would become a subsidiary of the Borrower or Borrower's parent and, as such subsidiary, is hereafter referred to as "New Hills"), finance the remodeling and pre-opening program for the former Hills Stores and to provide for the ongoing working capital needs of Borrower and New Hills. In connection therewith and subject to and upon the terms and conditions herein set forth, BankAmerica Business Credit, Inc. ("BABC"), is pleased to commit to arranging a domestic credit facility of $650,000,000 (the "Credit Facility") consisting of revolving loans and letters of credit, for which BABC will act as agent (the "Agent"). BABC will underwrite the entire credit facility with the right to assign a portion of its commitment to one or more other lenders (each with BABC, a "Lender" and collectively, with BABC, the "Lenders"), as follows:

1.       Credit Lines:

         1.1 Revolving Credit: A forty-two month Revolving Credit Facility (the "Revolving Credit Facility"), not exceeding $650,000,000 at any one time outstanding, providing for loan availability of, up to (i) seventy-five percent (75%) from July 1st to November 30th of each contract year and seventy percent (70%) from December 1st to June 30th of each contract year, of the value (lower of FIFO cost or market) of eligible inventory, plus (ii) without duplication, fifty percent (50%) of the value of eligible inventory (lower of FIFO cost or market) covered by merchandise letters of credit issued or caused to be issued by Agent. Criteria for determining eligibility of inventory and the establishment of reserves against borrowing availability would be determined at the reasonable discretion of the Agent.


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 2 of 8



         1.2 Letter of Credit Line: As part of the Revolving Credit Facility, a Letter of Credit sub-line for the issuance and maintenance of, or for having caused to be issued and maintained, merchandise and standby letters of credit (the"L/Cs"); provided, however, that the undrawn face amount of merchandise and standby L/Cs shall not exceed $150,000,000. The tenor of the L/Cs shall not extend beyond the term of the credit facility, nor extend beyond 180 days for merchandise L/Cs and one year for standby L/Cs. A reserve of 100% of the value of all L/Cs would be established against loan availability under the Revolving Credit Facility.

2.       Interest and Fees:

         2.1 Interest Rate: All loans and advances under the Revolving Credit Facility would bear interest payable monthly, calculated on the basis of 360 days for actual days elapsed, at a rate of: (i) five-eighths of one percent (0.625%) per annum in excess of the Reference Rate (as defined below), which interest rate would change as the Reference Rate changes, or (ii) at Borrower's option, two and one-quarter percent (2.25%) per annum plus the 30, 60 or 90-day LIBOR reserve adjusted rate as quoted by Bank of America NT&SA. The LIBOR option would be subject to restrictions as to total outstanding "strips", initial amounts, incremental amounts and tenor.

               Reference Rate means the rate of interest publicly announced from time to time by Bank of America National Trust and Savings Association ("Bank") in San Francisco, California, as its reference rate. It is a rate set by Bank based upon various factors including Bank's costs and desired return, general economic conditions, and other factors, and is used as a reference point for pricing some loans. Bank may price loans, at, above or below the Reference Rate. Any change in the Reference Rate shall take effect on the day specified in the public announcement of such change.

         2.2 L/C Fees: A fee at the rate of one and three eighths percent (1.375%) per annum, calculated on the basis of 360 days for actual days elapsed, would be payable monthly on the average undrawn amounts of all letters of credit, in addition to the amount of any costs or expenses incurred by Lender (including the charges of the issuing bank) in connection with any letter of credit opened, or caused to be opened.

         2.3 Facility Fee: A one-time Facility Fee of one and forty-five hundredths percent (1.45%) of the Credit Facility
               ($9,425,000) payable at Closing. A portion of


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 3 of 8


               the facility fee in the amount of $250,000 (the "Commitment Fee") should be payable upon Borrower's acceptance of this letter. The Commitment Fee shall be non-refundable in all respects.

         2.4 Unused Line Fee: Three eighths of one percent (0.375%) per annum (based on a 360 day year for actual days elapsed) would be payable monthly on the average unused Revolving Credit Facility.

         2.5 Agency Fee: As set forth in the separate letter agreement of even date among BABC and the Borrower (the "Fee Letter").

         2.6   Collateral Management Fee: As set forth in the Fee Letter.

         2.7 Default Rate: Upon and during the continuation of an event of default, the applicable interest rate and letter of credit fee would be increased by two percent (2.00%) per annum.

         2.8 Early Termination Fee: In the event the Credit Facility is for any reason terminated by the Borrower prior to the expiration of the initial forty two month term, Borrower would pay Lender an early termination fee, in order to compensate Lender for the loss of its reliance expenses and anticipated profits. If the effective date of the termination of the Credit Facility occurs in the first year of the initial forty two month term, then the early termination fee would be one-half percent (.50%) of the Credit Facility and if in the second or third years, one-quarter percent (.25%). Notwithstanding the foregoing, the Borrower may permanently reduce the Credit Facility by up to $200,000,000 from the proceeds of an equity or unsecured debt offering on terms mutually agreeable to Lenders and Borrower.

3. Collateral: All loans, advances and other obligations, liabilities and indebtedness of the Borrower or New Hills to the Agent and Lenders (the "Obligations") shall be secured by valid, perfected and enforceable first priority liens and security interests in all present and future assets of the Borrower and New Hills, including accounts, inventory, contract rights, instruments, documents, chattel paper, general merchandise, equipment, real property (except in each case as excluded in the existing credit facility or not currently required to be pledged), general intangibles, patents, tradenames and trademarks, the stock of all direct and indirect subsidiaries of the parent and all deposit accounts. All loans shall be coterminous, cross-guaranteed and cross-collateralized. The Credit Facility shall be unconditionally guaranteed by Borrower's parent and secured by a lien on and pledge of all assets of the parent.


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 4 of 8



          The Borrower shall maintain a "concentration account" with a bank acceptable to the Agent on terms and conditions satisfactory to the Agent. Borrower and New Hills shall on a daily basis deposit all cash receipts and other collections into such "concentration account". If an event of default exists or unused loan availability is less than $100,000,000 for more than 10 consecutive days, all amounts deposited in such concentration account shall thereafter be transferred directly to the Agent and applied to repay outstanding obligations under the Credit Facility (it being understood that after all Reference Rate based loans have been paid in full, rather than apply any such payments to the repayment of outstanding LIBOR based loans, the Borrower shall, subject to the terms and conditions of the credit documents, have the right to immediately re-borrow such amounts or request that the funds be held by or on behalf of the Lenders in a cash collateral account on terms and conditions acceptable to the Agent.).

4.        Conditions Precedent:

          The extension of the aforementioned financing arrangement by BABC is subject to the fulfillment of a number of conditions, including, but not limited to, the following:

          4.1 The execution and delivery, in form and substance acceptable to BABC and its counsel, of BABC's customary agreements, documents, instruments, financing statements, consents, landlord waivers, documents indicating compliance with all applicable federal and state environmental laws and regulations, evidences of corporate authority, opinions of counsel and such other writings to confirm and effectuate the financing arrangements as may be required by BABC and its counsel.

          4.2 The loan and security agreement for the Credit Facility shall contain such terms, conditions, representations, warranties and covenants as BABC deems appropriate for this transaction including, without limitation, a requirement that Borrower maintain unused loan availability of at least $100,000,000 at all times. To-be-agreed upon financial covenants shall be tested commencing with Borrower's first fiscal quarter ending April, 2000. The loan and security agreement shall, without limitation, also include restrictions, acceptable to BABC, on distributions, indebtedness, acquisitions, investments, loans, management fees, and transfers of funds or other assets by Borrower or New Hills, and an agreement by Borrower and New Hills to pay all legal fees of BABC (including the allocated costs of in-house counsel) and audit and appraisal expenses incurred by BABC together with an allocated charge of $750 per day per auditor.

          4.3 No material adverse change shall have occurred, as determined by BABC in its sole discretion, in the business, operations, assets, profits or prospects of Borrower or the financial condition of Hills since the financial statements dated October 3, 1998;


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 5 of 8



               provided, however, that a material adverse change with respect to Hills shall be determined on the basis set forth on Exhibit A hereto.

          4.4 There shall exist no action, suit, investigation, litigation, or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that in BABC's reasonable judgment (i) could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), operations, performance, or properties of Borrower or which could impair Borrower's ability to perform satisfactorily under the proposed financing arrangement or (ii) could reasonably be expected to materially and adversely affect the transaction.

          4.5 Termination of the security interest of the existing lenders in form and substance acceptable to Agent and satisfaction of the Existing Debt in accordance with terms.

          4.6 At least two-thirds (2/3) of the existing Hills 12 1/2% Senior Unsecured Notes (the "Notes") shall have been repurchased or otherwise acquired with the proceeds of the initial borrowing under the facility and appropriate consents amending the indenture governing the Notes shall have been obtained, all on terms and conditions satisfactory to the Agent and Lenders.

          4.7 Lenders' receipt and satisfaction with an appraisal of the inventory of Borrower and Hills by an appraiser (and on a basis) acceptable to Lenders, including, without limitation confirmation that the advance rates against inventory set forth in Section 1.1 are no greater than the orderly liquidation value (on a percentage of cost basis) of eligible inventory, net of all costs and expenses.

          4.8 Hills shall have become a direct or indirect subsidiary of the Borrower (or its parent) through the purchase of Hills common [and preferred] stock with the proceeds of the initial borrowing under the facility and pursuant to an agreement approved by the Board of Directors of Hills (i.e. a "friendly" acquisition), all on terms and conditions satisfactory to the Agent and Lenders, with such acquisition agreement and all other documentation to be satisfactory to the Agent.

          4.9 At Closing, the Borrower and New Hills shall have unused availability of not less than $200,000,000 after giving effect to all transactions to occur at the Closing.

          4.10 Agent's and Lenders' full satisfaction with the compliance by the Borrower with any and all applicable laws, statutes, rules and regulations relating to the acquisition or the conduct and operation of the business and properties of the Borrower.

          4.11 All governmental and third party consents and approvals necessary in connection with the financing have been obtained by the Borrower.


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 6 of 8



          4.12 BABC's satisfaction that, giving effect to the acquisition, Borrower and New Hills are adequately capitalized, that the fair saleable value of Borrower's and New Hills assets will exceed their liabilities at closing, and that Borrower and New Hills will have sufficient working capital to pay their debts as they become due.

          4.13 The Borrower and New Hills shall cooperate with BABC in the syndication of the Credit Facility and shall meet with the prospective Lenders as may be reasonably requested by BABC.

     The summary of terms and conditions contained herein is not meant to be, nor should it be construed as, an attempt to define all of the terms and conditions of the transaction contemplated hereby, nor is it intended to reflect specific document phrasing that will exist in the loan and security agreement. It is intended only to outline the basic points of business understanding around which binding legal documentation will be negotiated and/or structured. Further negotiations will not be precluded by the issuance of this letter or by acceptance by the Borrower.

     All out-of-pocket fees and expenses incurred by BABC in connection with the documentation of the Credit Facility, the syndication thereof, and BABC's review and due diligence, such as reasonable legal (including the allocated costs of in-house counsel to BABC), title insurance, audit and appraisal expenses, together with an allocated charge of $750 per day per auditor, shall be paid by Borrower whether or not the transaction herein contemplated is consummated. Borrower is obligated to make continuing deposits to reimburse out of pocket costs upon the request of BABC. In the event that Borrower declines for any reason to borrow from the Lenders, or the transaction is not consummated for any other reason whatsoever, BABC shall be entitled to retain the full amount of all deposits and the Commitment Fee as compensation for administrative costs incurred and damages sustained. Borrower's obligation for costs and expenses shall survive termination of this letter.

     This letter may not be delivered or disclosed by the Borrower to any third party except those who are in a confidential relationship to Borrower, such as Borrower's legal counsel, accountants, or financial advisors; provided, however that in connection with the execution of acquisition documents, the Borrower may disclose this letter to Hills. This letter is solely for the benefit of Borrower and may not be relied on by any other party without the prior written consent of BABC.

     By acceptance of this letter, Borrower agrees to indemnify and hold BABC (whether acting for itself or as agent) and each Lender, their respective affiliates and each such party's respective directors, officers, employees, agents, attorneys and consultants, harmless from and against any and all losses, claims, damages, liabilities and expenses (including fees and disbursements of counsel) that may be incurred by or asserted against any such indemnitees in connection with or arising out of any documentation, investigation, litigation, proceeding or other matters related to the financing transactions herein described, this commitment letter or the credit facilities discussed herein, whether or not any such indemnitees are a party to such documentation, investigation, litigation, proceeding or other matters and whether or not such financing transaction is consummated or any future


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 7 of 8



documentation executed; provided however, that no person shall have the right to be so indemnified hereunder for matters arising solely from its own willful misconduct or bad faith. BABC, the Lenders and their affiliates shall not be responsible or liable to the Borrower or any other person for any special, indirect, punitive, exemplary or consequential damages which may be alleged. The obligation contained in this paragraph will survive the closing of the Credit Facility and/or any termination of this letter.

     BORROWER HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS LETTER, ANY TRANSACTION RELATING HERETO, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. This letter may only be amended, modified or revised in a writing executed by all parties hereto.

     This letter supersedes and replaces all previous communications between the parties, written or oral. This letter must be executed and returned no later than 6 p.m. New York City time on November 6, 1998 along with the Commitment Fee of $250,000 and the Fee Letter or BABC's commitment in accordance with the foregoing shall automatically terminate.

     This letter agreement shall be governed by and construed in accordance with the law of the state of New York.

     This commitment, unless previously terminated as above provided, shall expire at 5 p.m. New York City time on January 8, 1999 unless extended in writing by BABC in its sole discretion.


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Mr. Joseph Ettore
Ames Department Stores, Inc.
November 6, 1998
Page 8 of 8



     We look forward to working with you in the weeks ahead.

                                            Very truly yours,

                                            BankAmerica Business Credit, Inc.

                                            By:  /s/ Louis Alexander
                                                -------------------------------
                                            Its: Vice President
                                                -------------------------------

AGREED AND ACCEPTED this
day of November, 1998.

AMES DEPARTMENT STORES, INC.
ZAYRE CENTRAL CORP.
AMES FS, INC.

By:  /s/ Rolando de Aguiar
    ------------------------------
Its: Executive Vice President and
    ------------------------------
     Chief Financial Officer
    ------------------------------

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                                                                      Exhibit A

Section 3.01

 . . . Material Adverse Effect only if, at December 26, 1998,
(i) Working Capital is less than $197,000,000, or (ii) the sum of the outstanding balance under the Loan Agreement and book merchandise/trade accounts payable owed by the Company and its Subsidiaries exceeds $230,000,000 (the "Financial MAC").

Section 9.03

         (s) "Working Capital" means, with respect to the Company and its Subsidiaries on the date the Financial MAC is determined, the excess of (a) the sum of book cash and cash equivalents plus book bankcard receivables plus book inventory, less (b) the sum of the outstanding balance under the Loan Agreement plus book merchandise/trade accounts payable. Such book amounts shall be determined consistently with the practices used by the Company in arriving at its regular month-end amounts and/or as defined in the Company's annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended January 31, 1998, except that interim weekly data shall be used to "roll-forward" balances from the end of the fiscal month of November to December 26, 1998; provided further, that if the Company has notified the Purchaser's chief financial or chief accounting officer, in writing delivered by express mail or delivery or by fax, that (i) the Company has prepaid any sales, payroll or other similar fiduciary taxes through the period ending January 2, 1999, and (ii) the amount of such prepayments, that the amount of such prepayments shall be deducted from the outstanding balance under the Loan Agreement in calculating the Financial MAC.

         (d) "Cash Equivalents" means cash and highly liquid investments with maturities of three months or less from the date of purchase and whose cost approximates market value due to the short maturity of the investments;

         (i) "Inventory" means all inventory, goods, merchandise and other tangible personal property intended for sale or lease, valued using the retail method on the lower of last-in, first-out (LIFO) cost or market basis;